January 6, 2026

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

       Re: Coeur Mining, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-08641
Dear Thomas S. Whelan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation